                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                              THE MEXICO FUND, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                              THE MEXICO FUND, INC.
                      (NAMES OF FILING PERSONS (OFFERORS))

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                 THE MEXICO FUND, INC. CUSIP NUMBER IS 592835102
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                          Lic. Jose Luis Gomez Pimienta
                              The Mexico Fund, Inc.
                               1775 Eye Street, NW
                              Washington, DC 20006
                            Telephone: (202) 261-7941


           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)


                                    COPY TO:

                             Sander M. Bieber, Esq.
                                     Dechert
                               1775 Eye Street, NW
                              Washington, DC 20006
                            Telephone: (202) 261-3300


                           CALCULATION OF FILING FEE:


Transaction Valuation*: $915,060,326.00     Amount of Filing Fee*: $183,012.07

*Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price to be paid for 45,322,453 shares in the Offer, based upon a price of $20.19 (98% of the net asset value per share of $20.60 on May 2, 2002. Such number of shares represents all shares of common stock outstanding as of May 2, 2002, other than an aggregate of 133,779 shares beneficially owned by the Directors of the Fund and the Fund's investment adviser, which shares will not be submitted for repurchase in the Offer.

*The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  Not applicable           Filing Party:  Not applicable
Form or Registration No.:  Not applicable         Date Filed:  Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates: [ ]

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

                             INTRODUCTORY STATEMENT

This Amendment No. 2 to The Mexico Fund, Inc.'s (the "Fund") Repurchase Offer Statement on Schedule TO/13E-3 amends and supplements the Schedule TO/13E-3 originally filed by the Fund on May 8, 2002 to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

The following material is hereby filed as an additional exhibit to the Fund's Schedule TO.

Exhibit No.
----------
(a)(5)(ii)               Text of press release dated and issued on June 10, 2002


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         SCHEDULE TO AND SCHEDULE 13E-3

                              THE MEXICO FUND, INC.


                                            By:  Jose Luis Gomez Pimienta

                                                 -------------------------------
                                                 Name:  Jose Luis Gomez Pimienta
                                                 Title: President

Dated: June 10, 2002